July 6, 2016

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Monster Digital, Inc.

Registration Statement on Form S-1 (SEC File No. 333-207838)

Dear Ms. Mills-Apenteng:

Reference is made to our letter to you dated July 6, 2016 (the “Acceleration Request”) in which we joined in the request of Monster Digital, Inc. that the effective date of the Registration Statement referenced above be accelerated so that it would be declared effective at 5:00 p.m., Eastern Daylight Time, on July 6, 2016 or as soon thereafter as practicable. We now respectfully withdraw the Acceleration Request.

AXIOM CAPITAL MANAGEMENT, INC.

WESTPARK CAPITAL, INC..

As Representatives

[Signature Page Follows]

By:	AXIOM CAPITAL MANAGEMENT, INC.

By:	/s/ Michael Jacobs
Name: Michael Jacobs
Title: Managing Director

By:	WESTPARK CAPITAL, INC.

By:	/s/ Richard Rappaport.
Name: Richard Rappaport
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Withdrawal Request]